Exhibit 4.8

English Language Summary of the Extrafarma Share Purchase and Sale Agreement, dated May 18, 2021

Parties to the Agreement and Purchased Shares

On May 18, 2021, Ipiranga Produtos de Petróleo S/A (“Seller”), together with Ultrapar Participações S/A (“Ultrapar”), as Intervening Party, entered into the Sale and Purchase Agreement of Shares and Other Covenants (“SPA”) for the sale of up to the entirety of the Seller’s equity interest in Imifarma Produtos Farmacêuticos e Cosméticos S/A (“Extrafarma”) to Empreendimentos Pague Menos S/A (“Buyer”) (“Sale”).

Purchase Price

Pursuant to the SPA, the total purchase price is R$600,103,385.88 (six hundred million, one hundred and three thousand, three hundred and eighty-five Brazilian reais and eighty-eight cents), which shall be paid in three installments, with 50% of the total purchase price to be paid on the closing date of the Sale and 25% of the total purchase price to be paid on each of the first and the second anniversary of the closing date of the Sale.

The purchase price is subject to (i) a preliminary price adjustment, to occur up to 5 (five) business days before the closing date of the Sale based on each of the estimated working capital and the estimated net debt of Extrafarma as set forth in the estimated balance sheet dated the closing date of the Sale to be furnished by the Seller to the Buyer, and (ii) a final price adjustment, to occur up to 90 (ninety) days after the closing date of the Sale, based on each of the estimated working capital and the estimated net debt of Extrafarma as set forth in the estimated balance sheet dated the closing date of the Sale to be prepared by the Buyer.

Representations and Warranties

The SPA includes market standard representations and warranties provided by each of the Seller, Extrafarma and the Buyer, including, but not limited to, (i) the constitution, valid existence and good standing of each of the Seller, Extrafarma, and the Buyer, (ii) the validity and enforceability of the SPA, (iii) the legal capacity and the absence of consents needed for the execution of the SPA, (iv) the financial capacity of the Buyer, (v) the Seller’s clear title to the shares sold under the SPA and compliance with the procedures related to the exercise of Ultrapar’s shareholders’ preemptive rights to purchase such shares, (vi) Extrafarma’s articles of association, accounts, books and financial statements; (vii) the absence of existing defaults, (viii) Extrafarma’s assets, (ix) litigation, (x) intellectual property, (xi) administrative authorizations and licenses, (xii) environmental matters; and (xiii) other matters related to Extrafarma’s business and operations.

Conditions Precedent for Closing

Pursuant to the SPA, the closing of the Sale is subject to certain conditions precedent, including: (i) the approval of the Sale by the Brazilian antitrust authorities (Conselho Administrativo de Defesa Econômica (CADE); (ii) the performance of all obligations undertaken by the parties under the SPA; (iii) the accuracy of all representations and warranties made by the parties, in all material aspects, as of each of the execution date of the SPA and the closing date of the Sale; (iv) the absence of any law, regulation or order preventing the consummation of the Sale as of its closing date; (v) the consummation of Extrafarma’s corporate reorganization as set forth in the SPA; (vii) the non-occurrence of any material adverse event, as set forth in the SPA; (viii) the exercise of certain preemptive rights of the shareholders of Ultrapar not resulting in their equity interest being in excess of 15% of Extrafarma’s share capital following the closing of the Sale; and (ix) the obtainment by Extrafarma of all third party material consents to carry out the transaction.

Dispute Resolution, Jurisdiction and Governing Law

All disputes or controversies arising out of, relating to or entered into in connection with SPA, shall be finally settled pursuant to and in accordance with the laws of Brazil and are subject to arbitration the Brazilian stock exchange B3 S.A. – Brasil, Bolsa, Balcão (Câmara de Arbitragem do Mercado). Pursuant to the SPA, the seat of arbitration shall be São Paulo, State of São Paulo, Brazil and the arbitration proceeding shall be conducted in Portuguese.